



2004 ANNUAL REPORT


JAN 3 1 2005
202

To Our Shareholders


BRT
REALTY
TRUST

Dear Shareholders:

We are pleased to report that our operations for the 2004 fiscal year were very positive and our financial condition at year end was strong. The following sets forth some of our accomplishments in 2004:

- Because of our positive operations in 2004, which followed a successful 2003, we were able to increase the quarterly cash distribution to our shareholders twice in 2004. The dividend was increased from $0.38 per share in the first quarter of fiscal 2004 to $0.45 per share in the second quarter and increased again to $0.48 per share paid in the third and fourth quarters. On January 3, 2005 we continued the $0.48 per share cash distribution. In order to maintain our status as a REIT for federal income tax purposes, we are required to distribute to our shareholders within the time frames prescribed by the Internal Revenue Code and the regulations under the code, at least 90% of our ordinary taxable income, excluding capital gains. It is our intention to maintain our REIT status and to pay the requisite amount of our taxable income to our shareholders within the time frames prescribed by the code.

- In 2004 our revenues increased by 26% to $18,583,000. In the prior fiscal year, we had revenues of $14,804,000. The revenue increase was due to a 60% increase in the average balance of loans outstanding year over year from $67,145,000 to $107,300,000.

- In fiscal 2004 we realized a significant increase in our loan originations. We originated $231,588,000 of loans in 2004, had payoffs and paydowns of $94,511,000 and sold $68,630,000 of participations to others. Accordingly, our outstanding loan portfolio was $135,325,000 at the 2004 fiscal year end, as compared to $66,878,000 at September 30, 2003, a 102% increase. We attribute the increase in our originations to our expanding relationships with former satisfied borrowers and our marketing and advertising, as well as to the hard work of our loan origination team. We cannot project the amount of loan originations, nor the amount of loan payoffs or paydowns, in future periods as this depends on a number of factors, many of which are beyond our control; but our marketing and advertising activities have resulted in our loan originations becoming more national in scope and loan applications and originations being for larger principal amounts, which we believe will allow for continued growth under normal economic circumstances. Our average loan amount increased by $4,426,000 year over year from $3,560,000 in 2003 to $7,986,000 in 2004.

- In order to fund the significant increase in our loan portfolio, in March, 2004 we entered into an amendment to our revolving credit agreement with North Fork Bank increasing the maximum borrowings available under the line from $30,000,000 to $45,000,000 and increased the availability once more in July, 2004 to $60,000,000. This facility provides us with the ability to continue to expand our loan originations. Borrowings under this facility are secured by specific receivables and cannot exceed 65% of the collateral pledged. At September 30, 2004 we had drawn down $43,050,000 under the credit line and at January 10, 2005, $40,050,000 was outstanding.

- Net income for the 2004 year was $12,002,000, or $1.55 per share on a diluted basis. Net income for 2004 includes a $1,641,000 gain on the sale of available for sale securities, or $0.21 per share, and a gain on sale of real estate assets of $1,261,000, or $0.16 per share. In 2003, we reported net income of $13,683,000, or $1.80 per share on a diluted basis. In 2003, net income includes a gain on the sale of available for-sale-securities of $4,332,000, or $0.57 per share, and a gain on sale of real estate assets of $499,000, or $0.07 per share.

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the Company, please see the Company's most recent Form 10K dated December 14, 2004, as filed with the Securities and Exchange Commission on December 14, 2004, and other documents filed by the company with the Securities and Exchange Commission.

To Our Shareholders (Continued)

- At fiscal year end our balance sheet was extremely strong. Our total assets increased year over year by 42% to $198,005,000 and our shareholders' equity increased by 5% year over year to $132,063,000. The significant increase in total assets year over year is attributable to the buildup throughout the year of our mortgage portfolio, which totaled $135,325,000 at year end. Also contributing to the increase in our total assets and the increase in our shareholders' equity is an investment which we made in prior years in shares of Entertainment Properties Trust, a New York Stock Exchange listed real estate investment trust. At September 30, 2004 our investment in Entertainment Property Trust had a market value of $39,066,000 and we had an unrealized gain of approximately $25,491,000 on this investment.

In 2004 we welcomed two "independent" trustees to our board of trustees; Jeffrey Rubin and Ken Bernstein. Both are accomplished and successful executives and each has made a valuable contribution to our trust since being elected to our board. Jeff is President and Chief Investment Officer of Newtek Business Services, Inc. (NASDAQ:NKBS), which provides services to small and medium sized businesses. Ken is President and Chief Executive Officer of Acadia Realty Trust (NYSE:AKR), a real estate investment trust which owns, acquires, redevelops and manages neighborhood and community shopping centers. We are confident that they will significantly help our growth in the years to come.

We could not accomplish all that we have accomplished over the past number of years without the dedicated service of the people who work for and provide services to us. We are most grateful for their efforts on our behalf. Our board of trustees give of their time without reservation and we owe them our sincere appreciation. Our board members are experienced in real estate, real estate lending and finance and the advice and guidance which they provide to us is immeasurable. We would also like to thank you, our shareholders, for your confidence and support. The past number of years have been successful ones for us and your management team will continue to work diligently to continue these positive results.

Lastly, we note with sorrow the passing in December 2004 of Stuart S. Gould. Stuart served as a trustee from 1983 until his retirement in 1995. He was the consummate real estate professional who served our company with great distinction. All of our officers, trustees and employees will miss his presence and his contributions to our organization.

Our best wishes to each and every one of you for a healthy and prosperous New Year.

Sincerely yours,



Fredric H. Gould
CHAIRMAN



Jeffrey A. Gould
PRESIDENT AND CHIEF EXECUTIVE OFFICER

January 10, 2005

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior and junior real estate mortgage loans. We also purchase and hold for investment senior and junior participations in existing mortgage loans originated by others and sell senior, junior and pari passu participations in real estate mortgage loans originated by us. At September 30, 2004 approximately 68% of our assets were represented by our net loan portfolio and 7% by net real estate properties.

Our shares of beneficial interest trade on the New York Stock Exchange under the symbol "BRT". As of the close of fiscal 2004 there were 7,652,095 shares outstanding in the hands of approximately 3,300 shareholders.

FINANCIAL HIGHLIGHTS

(Dollar Amounts in Thousands Except Per Share Amounts)

	Year Ended September 30, 2004	2003
Revenues	$ 18,583	$ 14,804
Expenses	9,642	6,388
Income before equity in earnings of unconsolidated real estate ventures and gain on sale of available-for-sale securities, minority interest and discontinued operations	$ 8,941	$ 8,416
Net Income (a)	$ 12,002	$ 13,683
Basic earnings per share of Beneficial Interest (a)	$ 1.58	$ 1.83
Weighted average shares	7,617,116	7,470,608

	September 30, 2004	2003
Total assets	$ 198,005	$ 139,002
Earning real estate loans (b)	132,229	63,733
Non-earning real estate loans (b)	3,096	3,145
Real estate assets (c)	14,005	13,391
Shareholders' equity	132,063	125,932

(a) Net income includes gain on sale of real estate assets from discontinued operations and available-for-sale securities of $2,902 and $4,831 in 2004 and 2003 respectively.

(b) Earning and non-earning loans are presented without deduction of the related allowances for possible losses totaling $881 in both 2004 and 2003.

(c) Real estate assets are presented without deduction of the related valuation allowance totaling $325 in both 2004 and 2003.


DIVIDENDS PER SHARE
$ 2.00
1.50
1.00
.50
-
$1.04
$1.30
$1.79
2002
2003
2004


LOAN ORIGINATIONS 2003/2004
Dollars in Millions
$ 80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
2003
2004
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr


BOOK VALUE PER SHARE
$17.50
17.00
16.50
16.00
15.50
15.00
14.50
$15.47
$16.72
$17.20
2002
2003
2004

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts in Thousands Except Per Share Amounts)

	September 30, 2004	2003
ASSETS		
Real estate loans		
Earning interest, including $7,305 and $7,134 from related parties	$ 132,229	$ 63,733
Not earning interest	3,096	3,145
	135,325	66,878
Allowance for possible losses	(881)	(881)
	134,444	65,997
Real estate assets		
Real estate properties net of accumulated depreciation of $1,699 and $1,462	6,212	6,461
Investment in unconsolidated real estate ventures at equity	7,793	6,930
	14,005	13,391
Valuation allowance	(325)	(325)
	13,680	13,066
Cash and cash equivalents	5,746	21,694
Available-for-sale securities at market	41,491	36,354
Other assets	2,644	1,891
TOTAL ASSETS	$ 198,005	$ 139,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 53,862	$ 4,755
Mortgage payable	2,609	2,680
Accounts payable and accrued liabilities including deposits of $3,164 and $1,103	9,471	5,635
Total liabilities	65,942	13,070
Commitments and contingencies	-	-
Shareholders' equity		
Preferred shares, $1 par value: Authorized 10,000 shares, none issued	-	-
Shares of beneficial interest, $3 par value: Authorized number of shares, unlimited, issued 8,883 shares	26,650	26,650
Additional paid-in capital	81,769	81,151
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities	26,162	19,282
Unearned compensation	(900)	(406)
Retained earnings	9,482	11,154
	143,163	137,831
Cost of 1,288 and 1,381 treasury shares of beneficial interest	(11,100)	(11,899)
Total shareholders' equity	132,063	125,932
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 198,005	$ 139,002

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands Except Per Share Amounts)

	Year Ended September 30,		
	2004	2003	2002
Revenues:			
Interest and fees on real estate loans, including $742, $726 and $602 from related parties	$ 13,913	$ 9,813	$ 11,897
Operating income from real estate properties	2,294	2,324	2,269
Recovery of previously provided allowances	-	-	500
Other, primarily investment income	2,376	2,667	2,732
Total Revenues	18,583	14,804	17,398
Expenses:			
Interest - borrowed funds	1,351	270	227
Advisor's fees, related party	1,444	875	967
General and administrative - including $754, $656 and $647 to related parties	3,828	3,063	2,911
Other taxes			
Operating expenses	480	498	452
Operating expenses relating to real estate properties including interest on mortgages payable of $254, $259 and $265	2,211	1,355	1,255
Amortization and depreciation	328	327	340
Total Expenses	9,642	6,388	6,152
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	8,941	8,416	11,246
Equity in earnings of unconsolidated real estate ventures	202	479	574
Income before gain on sale of available-for-sale securities, minority interest and discontinued operations	9,143	8,895	11,820
Gain on sale of available-for-sale securities	1,641	4,332	-
Minority interest	(43)	(43)	(41)
Income before discontinued operations	10,741	13,184	11,779
Discontinued Operations			
Gain on sale of real estate assets	1,261	499	807
Net Income	$ 12,002	$ 13,683	$ 12,586
Income per share of beneficial interest:			
Income from continuing operations	$ 1.41	$ 1.76	$ 1.60
Discontinued operations	.17	.07	.11
Basic earnings per share	$ 1.58	$ 1.83	$ 1.71
Income from continuing operations	$ 1.39	$ 1.73	$ 1.57
Discontinued operations	.16	.07	.11
Diluted earnings per share	$ 1.55	$ 1.80	$ 1.68
Cash distributions per common share	$ 1.79	$ 1.30	$ 1.04
Weighted average number of common shares outstanding:			
Basic	7,617,116	7,470,608	7,373,627
Diluted	7,734,364	7,595,434	7,503,065

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 30, 2004, 2003, and 2002

(Dollar Amounts in Thousands Except Per Share Amounts)

	Shares of Beneficial Interest	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Unearned Compensation	Retained Earnings	Treasury Shares	Total
Balances, September 30, 2001	$ 26,650	$ 81,008	$ 5,278	-	$ 2,313	$ (13,377)	$ 101,872
Distributions - Common share ($1.04 per share)	-	-	-	-	(7,681)	-	(7,681)
Exercise of Stock Options	-	(144)	-	-	-	510	366
Net income	-	-	-	-	12,586	-	12,586
Other comprehensive income- unrealized gain on sale of available-for-sale securities	-	-	7,148	-	-	-	7,148
Comprehensive income	-	-	-	-	-	-	19,734
Balances, September 30, 2002	26,650	80,864	12,426	-	7,218	(12,867)	114,291
Distributions - Common share ($1.30 per share)	-	-	-	-	(9,747)	-	(9,747)
Exercise of Stock Options	-	(155)	-	-	-	968	813
Issuance of restricted stock		442	-	$ (442)	-	-	-
Compensation expense - restricted stock	-	-	-	36	-	-	36
Net income	-	-	-	-	13,683	-	13,683
Other comprehensive income- unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $4,332)	-	-	6,856	-	-	-	6,856
Comprehensive income	-	-	-	-	-	-	20,539
Balances, September 30, 2003	26,650	81,151	19,282	(406)	11,154	(11,899)	125,932
Distributions - Common share ($1.79 per share)	-	-	-	-	(13,674)	-	(13,674)
Exercise of Stock Options	-	(74)	-	-	-	784	710
Issuance of restricted stock	-	700	-	(700)	-	-	-
Restricted stock vesting	-	(8)	-	-	-	15	7
Compensation expense - restricted stock	-	-	-	206	-	-	206
Net income	-	-	-	-	12,002	-	12,002
Other comprehensive income- unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $1,641)	-	-	6,880	-	-	-	6,880
Comprehensive income	-	-	-	-	-	-	18,882
Balances September 30, 2004	$ 26,650	$ 81,769	$ 26,162	$ (900)	$ 9,482	$ (11,100)	$ 132,063

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	Year Ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 12,002	$ 13,683	$ 12,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation	328	327	340
Recovery of previously provided allowances	-	-	(500)
Restricted stock expense	213	36	-
Net gain on sale of real estate assets from discontinued operations	(1,261)	(499)	(807)
Net gain on sale of available-for-sale securities	(1,641)	(4,332)	-
Equity in (earnings) of unconsolidated real estate ventures	(202)	(479)	(574)
Increase in straight line rent	(153)	(153)	(153)
(Increase) Decrease in interest and dividends receivable	(475)	305	(42)
(Increase) Decrease in prepaid expenses	(56)	19	(8)
Increase in accounts payable and accrued liabilities	1,005	66	250
Increase (Decrease) in deferred revenues	747	(234)	(98)
Increase (Decrease) in escrow deposits	905	3	(133)
(Increase) Decrease in deferred costs	(150)	(89)	21
Other	(36)	153	(173)
Net cash provided by operating activities	11,226	8,806	10,709
Cash flows from investing activities:			
Collections from real estate loans	94,511	76,365	40,869
Sale of participation interests	68,630	-	-
Proceeds from sale of loans	-	-	4,311
Additions to real estate loans	(231,588)	(58,716)	(61,779)
Net costs capitalized to real estate owned	(86)	(176)	(38)
Proceeds from sale of real estate owned	1,358	553	816
Increase (Decrease) in deposits payable	245	(67)	(124)
Purchase of available-for-sale securities	-	(2,034)	-
Sale of available-for-sale securities	3,384	8,047	-
Investment in real estate ventures	(899)	(268)	(275)
Partnership distribution	238	773	823
Net cash (used in) provided by investing activities	(64,207)	24,477	(15,397)
Cash flows from financing activities:			
Proceeds from borrowed funds	179,107	4,755	22,500
Repayment of borrowed funds	(130,000)	(14,745)	(9,856)
Payoff/paydown of loan and mortgages payable	(71)	(65)	(59)
Exercise of stock options	711	813	366
Cash distribution - common shares	(12,714)	(7,035)	(7,681)
Net cash provided by (used in) financing activities	37,033	(16,277)	5,270
Net (decrease) increase in cash and cash equivalents	(15,948)	17,006	582
Cash and cash equivalents at beginning of year	21,694	4,688	4,106
Cash and cash equivalents at end of year	$ 5,746	$ 21,694	$ 4,688

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollar Amounts in Thousands)

	Year Ended September 30,		
	2004	2003	2002
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 1,434	$ 527	$ 427
Cash paid during the year for income taxes	$ 542	$ 314	$ 241

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended September 30, 2004, 2003, and 2002
(Dollar Amounts in Thousands Except Per Share Amounts)

NOTE 1 – ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Background

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior and junior real estate mortgage loans secured by real property. We also originate and hold for investment for our own account participating real estate mortgage loans secured by real property and we purchase and hold for investment senior or junior participations in existing mortgage loans secured by real property.

Principles of Consolidation; Basis of Preparation

The consolidated financial statements include the accounts of BRT Realty Trust and its wholly-owned subsidiaries. Investments in less than majority-owned entities have been accounted for using the equity method. Material intercompany items and transactions have been eliminated. Many wholly-owned subsidiaries were organized to take title to various properties acquired by BRT Realty Trust. BRT Realty Trust and its subsidiaries are hereinafter referred to as the "Trust" or the "Company".

Income Tax Status

The Trust qualifies as a real estate investment trust under Sections 856-860 of the Internal Revenue Code.

The Trustees may, at their option, elect to operate the Trust as a business trust not qualifying as a real estate investment trust.

Income Recognition

Income and expenses are recorded on the accrual basis of accounting for financial reporting purposes. The Trust does not accrue interest or rental income on impaired loans or real estate owned where, in the judgment of management, collection of interest or rent according to the contractual terms is considered doubtful. Among the factors the Trust considers in making an evaluation of the amount of interest or rent that are collectable, the financial condition of the borrower or tenant and anticipated future events. The Trust accrues interest on performing impaired loans and records cash receipts as a reduction of the recorded investment leaving the valuation allowance constant throughout the life of the loan. For impaired non-accrual loans, interest is recognized on a cash basis. Loan discounts are amortized over the life of the real estate loan using the constant interest method.

Loan commitment and extension fee income on loans held in our portfolio is deferred and recorded as a component of interest income over the life of the commitment and loan. Commitment fees are generally non-refundable. When a commitment expires or the Trust no longer has any other obligation to perform, the remaining fee is recognized into income.

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease.

The basis on which the cost was determined in computing the realized gain or loss on available-for-sale securities is average historical cost.

Loans held for sale are carried at lower of cost or estimated fair value calculated in accordance with SFAS 65 on an individual loan basis. Deferred fees on loans held for sale are recognized as a component of gain or loss upon the sale. Gains or losses on the sale are determined by the difference between the sales proceeds and the carrying value of the loan.

Allowance for Possible Losses

A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Trust will not be able to collect all amounts due according to the contractual terms of the loan agreement. When making this evaluation numerous factors are considered, including, market evaluations of the underlying collateral, estimated operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the underlying collateral securing the loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.

Real Estate Assets

Real estate properties, shown net of accumulated depreciation, is comprised of real property in which the Trust has invested directly and properties acquired by foreclosure.

When real estate is acquired by foreclosure or by a deed in lieu of foreclosure, it is recorded at the lower of the recorded investment of the loan or estimated fair value at the time of foreclosure. The recorded investment is the face amount of the loan that has been increased or decreased by any accrued interest, acquisition costs and may also reflect a previous direct write down of the loan. Real estate assets, including assets acquired through foreclosure are operated for the production of income and are depreciated over their estimated useful lives. Costs incurred in connection with the

Notes to Consolidated Financial Statements (Continued)

foreclosure of the properties collateralizing the real estate loans and costs incurred to extend the life or improve the assets subsequent to foreclosure are capitalized. With respect to the operating properties, operating income and expenses are reflected in the accompanying consolidated statements of income.

The Trust accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received and when there is reasonable assurance that the remaining receivable, if any, will be collected.

Investments in real estate ventures in which the Trust does not have the ability to exercise operational or financial control, are accounted for using the equity method. Accordingly, the Trust reports its pro rata share of net profits and losses from its investments in unconsolidated real estate ventures in the accompanying consolidated financial statements.

Valuation Allowance on Real Estate Assets

The Trust reviews each real estate asset owned, including investments in real estate ventures, for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets' carrying amount. Measurement is based upon the fair value of the asset. Real estate assets held for sale are valued at the lower of cost or fair value, less costs to sell, on an individual asset basis. Upon evaluating a property, many indicators of value are considered, including estimated current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an addition to the valuation allowance.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities: The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to the short term nature of these accounts.

Available-for-sale securities: Investments in securities are considered "available-for-sale", and are reported on the balance sheet based upon quoted market prices.

Real estate loans: The earning mortgage loans of the Trust have either variable interest rate provisions, which are based upon a margin over the prime rate, or are currently fixed at effective interest rates which approximate market for similar types of loans. Accordingly, the carrying amounts of the earning, non-impaired mortgage loans approximate their fair values. For earning loans which are impaired, the Trust has valued such loans based upon the estimated fair value of the underlying collateral.

Borrowed funds and mortgages payable: There is no material difference between the carrying amounts and fair value because interest rates approximate current market rates for similar types of loans.

Per Share Data

Basic earnings per share was determined by dividing net income applicable to common shareholders for each year by the weighted average number of Shares of Beneficial Interest outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Shares of Beneficial Interest were exercised or converted into Shares of Beneficial Interest or resulted in the issuance of Shares of Beneficial Interest that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common shareholders for each year by the total of the weighted average number of Shares of Beneficial Interest outstanding plus the dilutive effect of the Company's unvested restricted stock and outstanding options using the treasury stock method.

Cash Equivalents

Cash equivalents consist of highly liquid investments, primarily direct United States treasury obligations and money market type U.S. Government obligations, with maturities of three months or less when purchased.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosure About Segments of an Enterprise and Related Information established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also established standards for related disclosures about products and services, geographical areas, and major customers. As the Trust operates predominantly in one industry segment, management has determined it has one reportable segment and believes it is in compliance with the standards established by SFAS No. 131.

Accounting For Long-Lived Assets

The Financial Accounting Standards Board issued SFAS No.144 "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retained the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The adoption of this statement did not have an effect on the earnings or the financial position of the Trust.

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation became immediately effective for VIE's formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003. Management has reviewed its unconsolidated joint ventures and determined that none represent variable interest entities which would require consolidation by the Trust pursuant to the interpretation.

Reclassification

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 2 – REAL ESTATE LOANS

At September 30, 2004, information as to real estate loans, is summarized as follows:

	Total	Earning Interest	Not Earning Interest
First mortgage loans:			
Long-term:			
Residential	$ 36	$ 36	$ -
Short-term (five years or less):			
Shopping centers/retail	37,065	37,065	-
Industrial buildings	4,929	4,929	-
Office buildings	2,735	2,085	650
Residential (multiple family units)	65,255	62,809	2,446
Land	4,798	4,798	-
Second mortgage loans and junior participations:			
Residential	11,426	11,426	-
Retail	8,531	8,531	-
Office	550	550	-
	$135,325	$132,229	$ 3,096
A summary of loans at September 30, 2003 is as follows:			
First mortgage loans			
Long term	$ 41	$ 41	$ -
Short term	46,995	44,817	2,178
Second mortgage loans and wrap around mortgages	19,842	18,875	967
	$ 66,878	$ 63,733	$ 3,145

There were two real estate loans not earning interest at September 30, 2004. One of these loans with an outstanding balance of $650 was deemed impaired, as it is probable that the Trust will not be able to collect all amounts due according to the contractual terms and an allowance have been established for it. An allowance for loan loss was not provided for the remaining non earning loan in the amount of $2,446 at September 30, 2004, which loan is expected to be paid in full, including interest. Of the real estate loans earning interest at September 30, 2004 and 2003, $4,268 and $3,835, respectively, were deemed impaired and are subject to allowances for possible losses. For the years ended September 30, 2004, 2003 and 2002, respectively, an average $5,011, $6,376 and $6,197 of real estate loans were deemed impaired, on which $373, $449 and $837 of interest income was recognized.

Loans originated by the Trust generally provide for interest rates, which are indexed to the prime rate. The weighted average interest rate on earning loans was 10.85% and 11.12% at September 30, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements (Continued)

Included in real estate loans are five second mortgages and two first mortgages to ventures in which the Trust (through wholly owned subsidiaries) holds a 50% interest. At September 30, 2004 and September 30, 2003, the balance of the mortgage loans was $7,305 and $7,134, respectively. Interest received on these loans totaled $742 and $726 for the year ended September 30, 2004 and September 30, 2003, respectively.

Annual maturities of real estate loans receivable before allowances for possible losses during the next five years and thereafter and are summarized as follows:

Years Ending September 30,	Amount
2005	$127,696
2006	41
2007	3,320
2008	2,957
2009	1,307
2010 and thereafter	4
Total	$135,325

The Trust's portfolio consists primarily of senior and junior mortgage loans, secured by residential and commercial property, 52% of which are located in the New York metropolitan area (which includes New Jersey and Connecticut), 21% in Tennessee, 10% in Florida and 17% in other states.

If a loan is not repaid at maturity, in addition to foreclosing on the property, the Trust may either extend the loan or consider the loan past due. The Trust analyzes each loan separately to determine the appropriateness of an extension. In analyzing each situation, management examines many aspects of the loan receivable, including the value of the collateral, the financial strength of the borrower, past payment history and plans of the owner of the property. There were $49,711 of real estate loans receivable which matured in Fiscal 2004, of which, $9,236 were extended.

If all loans classified as non-earning were earning interest at their contractual rates for the year ended September 30, 2004 and 2003, interest income would have increased by $328 and $142, respectively.

At September 30, 2004 the three largest real estate loans had principal balances outstanding of approximately $13,994, $11,815 and $11,000, respectively. Of the total interest and fees earned on real estate loans during the fiscal year ended September 30, 2004, .1%, .7% and 2.1% related to these loans, respectively.

During the fiscal year ended September 30, 2004 the Trust sold junior and senior participation interests at par in the amount of $68,630. Accordingly, no gain was recognized on the sale.

NOTE 3 – REAL ESTATE ASSETS

Real Estate Properties

A summary of real estate properties for the year ended September 30, 2004 is as follows:

	September 30, 2003		Costs Capitalized/		Gain on Sale from Discontinued	September 30, 2004	
	# Properties	Amount	Amortization	Sales	Operations	# Properties	Amount
Residential units-shares of cooperative corporations	2	$ 74	$ 23	$ (1,358)	$ 1,261	1	$ 0
Shopping centers/retail	2	7,849	62	-	-	2	7,911
		7,923	85	(1,358)	1,261		7,911
Amortization		(1,462)	(237)	-	-	-	(1,699)
Total real estate properties	4	$ 6,461	$ (152)	$ (1,358)	$ 1,261	3	$ 6,212

The Trust holds with a minority partner a leasehold interest in a portion of a retail shopping center located in Yonkers, New York. The leasehold interest is for approximately 28,500 square feet and including all option periods expires in 2045. The minority equity interest, which equals ten percent, amounted to $147 at September 30, 2004 and $175 at September 30, 2003 is included as a component of other liabilities on the consolidated balance sheet.

Future minimum rentals to be received by the Trust, pursuant to noncancellable operating leases in excess of one year, from properties on which the Trust has title at September 30, 2004 are as follows:

Years Ending September 30,	Amount
2005	$ 1,411
2006	1,230
2007	1,135
2008	1,091
2009	1,058
Thereafter	10,475
	$ 16,400

During the fiscal year ended September 30, 2004, the Trust sold four cooperative apartment units and one condominium unit for a gain of $1,261, which is reported as discontinued operations in the accompanying consolidated statements of income.

Investment in Unconsolidated Real Estate Ventures at Equity

The Trust is a partner in eight unconsolidated real estate ventures which operate eight properties. In addition to making an equity contribution, the Trust may hold a first or second mortgage on the property. A brief summary of the two most significant real estate ventures is listed below.

Blue Hen Corporate Center and Mall - The Trust is a 50% venture partner in the Blue Hen Corporate Center and Mall, located in Dover, Delaware. The Trust also holds two first mortgages on this property totaling $2,080 at September 30, 2004, one of these mortgages with a principal balance of $189, matures on January 1, 2005 and the other with a principal balance of $1,891 matures on July 1, 2005. Both of these mortgages have a fixed rate of interest of 8.07%. Principal and interest payments on these two mortgages is $1,295 per year.

Rutherford Glen - The Trust is a 50% real estate venture partner in a 248-unit garden apartment complex located in Atlanta, Georgia. The first mortgage on this property, which is held by an unaffiliated third party, was $15,815 at September 30, 2004. This loan, which matures on June 11, 2011, has a fixed interest rate of 7.02% and requires principal and interest payments of $1,312 per year. The Trust holds a second mortgage on the property in the amount of $2,950 at September 30, 2004. This mortgage which carries an 11% fixed rate of interest and requires interest only payments of $325 per annum matures on June 1, 2008. During the fiscal year ended September 30, 2004 the Trust contributed $229 of additional capital to this venture.

Unaudited condensed financial information for these two joint ventures at September 30, 2004 and for the year then ended are as follows:

	Blue Hen Venture	Rutherford Glen
Condensed Balance Sheet		
Cash and cash equivalents	$ 327	$ 214
Real estate investments, net	15,298	17,795
Other assets	436	232
Total assets	$ 16,061	$ 18,241
Mortgage payable	$ 2,080	$ 18,765(1)
Other liabilities	190	414
Equity (Deficit)	13,791	(938)
Total liabilities and equity	$ 16,061	$ 18,241
Trust's equity (deficit) investment	$ 5,855	$ (340)

	Blue Hen Venture	Rutherford Glen
Condensed Statement of Operations		
Revenues, primarily rental income	$ 3,219	$ 2,363
Operating expenses	1,575	1,092
Depreciation	545	728
Interest expense	216	1,441
Total expense	2,336	3,261
Net income (loss) attributable to members	$ 883	$ (898)
Trust's share of net income (loss)	$ 441	$ (449)
Amount recorded in income statement (2)	$ 487	$ (449)

(1) Includes $2,950 second mortgage held by the Trust.

(2) The unamortized excess of the Trust's share of the net equity over its investment in the Blue Hen venture that is attributable to building and improvements is being amortized over the life of the related property. The portion that is attributable to land will be recognized upon the disposition of the land.

The remaining six ventures contributed $164 in equity earnings for the fiscal year ended September 30, 2004.

Notes to Consolidated Financial Statements (Continued)

NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Trust was not required to record any additional allowance provisions for possible loan losses nor valuation adjustments on owned real estate during the years ended September 30, 2004, 2003 and 2002.

An analysis of the allowance for possible losses is as follows:

	Year Ended September 30,		
	2004	2003	2002
Balance at beginning of year	$ 881	$ 881	$ 1,381
Recovery of previously provided allowances	-	-	(500)
Balance at end of year	$ 881	$ 881	$ 881

The allowance for possible losses applies to loans aggregating $4,919 at September 30, 2004, $5,452 at September 30, 2003 and $7,220 at September 30, 2002.

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES

The cost of available-for-sale securities at September 30, 2004 was $15,329. The fair value of these securities was $41,491 at September 30, 2004. Gross unrealized gains and losses at September 30, 2004 were $26,226 and $64, respectively and are reflected as accumulated other comprehensive income on the accompanying consolidated balance sheets.

Included in available for sale securities are 1,033,500 shares of Entertainment Properties Trust (NYSE:EPR), which have a cost basis of $13,575 and a fair value at September 30, 2004 of $39,066. The shares held represent approximately 4.07% of the outstanding shares of Entertainment Properties Trust as of October 14, 2004. The fair value of the Trust's investment in Entertainment Properties Trust at December 1, 2004 was $46,239. During the year ended September 30, 2004, 61,300 shares were sold for a gain of $1,378.

Also included in available-for-sale securities are 75,400 shares of Atlantic Liberty Financial Corp. (NASDAQ:ALFC), which have a cost basis of $1,145 and a fair market value of $1,370. The shares held represent approximately 4.49% of the outstanding shares of Atlantic Liberty as of June 30, 2004.

NOTE 6 - DEBT OBLIGATIONS

Debt obligations consist of the following:

	September 30,	
	2004	2003
Note payable - credit facility	$ 43,050	$ 1,000
Margin account	10,812	3,755
Borrowed funds	53,862	4,755
Mortgage payable	2,609	2,680
Total debt obligations	$ 56,471	$ 7,435

BRT maintains a $60,000 credit line with North Fork Bank (North Fork). The credit line, which was $30,000 at September 30, 2003 was amended on March 24, 2004, primarily to increase the amount to $45,000 and again on July 2, 2004, primarily to increase it to its current amount of $60,000.

In addition, the maturity date of the facility was extended from June 1, 2006 to July 1, 2006. A fee of $75 was paid to North Fork Bank in connection with each of these amendments. The Trust also may extend the term of the facility for two one year periods for a fee of $75 each year. Borrowings under the facility are secured by specific loan receivables with the amount borrowed not to exceed 65% of the collateral pledged.

As of September 30, 2004 BRT had provided collateral to North Fork Bank which would permit borrowings of up to $54,362 under the facility.

The average outstanding balance on the credit facility for the year ended September 30, 2004 and September 30, 2003 was $17,913 and $764, respectively and the average interest rate paid was 4.7% and 4.8%. Interest expense for the year ended September 30, 2004 and September 30, 2003 was $853 and $37. At September 30, 2004 $43,050 was outstanding on the credit line. The interest rate at September 30, 2004 was 5.25%.

In addition to its credit facility, BRT has the ability to borrow funds through a margin account. In order to maintain this account an annual fee equal to .3% of the market value of the pledged securities which is included in interest expense is paid. At September 30, 2004 there was an outstanding balance of $10,812 on the margin account. The interest rate at September 30, 2004 was 3.5%. Marketable securities with a fair market value at of $39,066 were pledged as collateral. The average outstanding balance on the margin facility for the year ended September 30, 2004 was $10,210 and the average interest rate paid was 4.8%. For the year ended September 30, 2003 there was an average outstanding balance of $2,905 at a rate of 7.9%. At December 1, 2004 $10,340 was outstanding on the margin account.

The mortgage payable was placed on a shopping center in which the Trust, through a subsidiary, is a joint venture partner and holds a majority interest in a leasehold position. The mortgage with an original balance of $2,850 bears interest at a fixed rate of 8.75% for the first five years and has a maturity of November 1, 2005. There is an option to extend the mortgage to November 1, 2010. At September 30, 2004 the outstanding balance was $2,609.

Scheduled principal repayments on the mortgage during the initial and extended maturity are as follows:

Years Ending September 30,	Amount
2005	$ 77
2006	83
2007	92
2008 and thereafter	2,357
	$2,609

NOTE 7 – INCOME TAXES

The Trust has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code. As a REIT, the Trust will generally not be subject to Federal income taxes at the corporate level if it distributes at least 90% of its REIT taxable income, as defined, to its shareholders. There are a number organizational and operational requirements the Trust must meet to remain a REIT. If the Trust fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at regular corporate tax rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Trust is subject to certain state and local income taxes and to Federal income and excise taxes on its undistributed taxable income. For income tax purposes the Trust reports on a calendar year.

During the years ended September 30, 2004 and 2003 the Trust recorded $480 and $498, respectively of corporate tax expense which included (i) $283 and $374, respectively, for the payment of Federal excise tax which is based on taxable income generated but not yet distributed; (ii) $121 and $0, respectively, for Federal corporate income tax relating to $340 and $0 of undistributed income from the 2003 and 2002 tax years; and (iii) $76 and $124, respectively, for state and local taxes from the 2003 and 2002 tax years.

Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial statement purposes due to various items among which are timing differences related to depreciation methods and carrying values.

The taxable income is expected to be approximately $730 higher than the financial statement income during calendar 2004.

NOTE 8 – SHAREHOLDERS' EQUITY

Distributions

During the year ended September 30, 2004 BRT declared cash distributions in the amount of $1.79. It is estimated that 14% of the distribution or $.25 will be capital gain distributions and the remaining $1.54 will be ordinary income.

Stock Options

On December 6, 1996, the Board of Trustees adopted the BRT 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 450,000 shares of beneficial interest are reserved for issuance to the Trust's officers, employees, trustees and consultants or advisors to the Trust. Incentive stock options are granted at per share amounts at least equal to the fair value at the date of grant, whereas for nonstatutory stock options, the exercise price may be any amount determined by the Board, but not less than the par value of a share. In December 2001, the 1996 stock option plan was amended to allow for an additional 250,000 shares to be issued.

In March and April 1998 the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase 50,000 shares of beneficial interest at prices ranging from $7.3125 to $7.9375 per share to a number of directors, officers and employees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years, and expire ten years after the grant date. At September 30, 2003, there were no remaining options under this grant.

In December 1998 the Board of Directors granted, under the 1996 Stock Option Plan options to purchase 180,000 shares of beneficial interest at $5.9375 per share to a number of officers, employees, consultants and trustees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year (50,000) and two years (130,000), and expire five years (50,000) and ten years (130,000) after the date of the grant. During the current year 30,250 of the options were exercised. At September 30, 2004 options to purchase 5,000 shares are remaining, all of which are exercisable.

In December 2000 the Board of Directors granted under the 1996 Stock Option Plan options to purchase 165,500 shares of beneficial interest at $7.75 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years and expire ten years after grant date. During the current year 38,188 of the options were exercised. At September 30, 2004 options to purchase 91,624 shares are remaining, 8,874 of which are exercisable.

In December 2001 the Board of Directors granted, under the 1996 Stock Option Plan, options to purchase 89,000 shares of beneficial

Notes to Consolidated Financial Statements (Continued)

interest at $10.45 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year and expiring ten years after grant date. During the current year 22,500 of the options were exercised. At September 30, 2004 options to purchase 52,500 shares are remaining, 8,000 of which are exercisable.

In December 2002, the FASB issued Statement No. 148 to amend alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosures in both annual and interim financial statements about the method of accounting used on reported results. However, the Company has continued to account for options in accordance with the provision of APB Opinion No. 25, "Accounting For Stock Issues to Employees" and related interpretations. Accordingly, no compensation expense has been recognized for stock option plans. Pro forma information regarding net income and earnings per share has been determined as if the Trust had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Dec. 2001 89,000 Shares	Dec. 2000 165,000 Shares	Dec. 1998 50,000 Shares	Dec. 1998 130,000 Shares	March/ April 1998 50,000 Shares
Risk Free Interest Rate	3.91%	4.76%	4.38%	4.62%	5.64%
Dividend Yield	8.3%	4.36%	0%	0%	0%
Volatility Factor	.210	.205	.208	.208	.188
Expected Life (Years)	5	6	5	6	6

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Trust's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma net income and earnings per share calculated using the Black-Scholes option valuation model is as follows:

	Year Ended September 30, 2004	2003	2002
Net income to common shareholders as reported	$ 12,002	$ 13,683	$ 12,586
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards	120	126	126
Pro forma net income	$ 11,882	$ 13,557	$ 12,460
Pro forma earnings per share of beneficial interest:			
Basic	$ 1.56	$ 1.82	$ 1.69
Diluted	$ 1.54	$ 1.79	$ 1.66

Changes in the number of shares under all option arrangements are summarized as follows:

	Year Ended September 30, 2004	2003	2002
Outstanding at beginning of period	240,062	352,250	327,375
Granted	-	-	89,000
Option price per share granted	-	-	10.45
Cancelled	-	-	-
Exercised	90,938	112,188	59,125
Expired	-	5,000	-
Outstanding at end of period	149,124	240,062	352,250
Exercisable at end of period	21,874	19,938	16,750
Option prices per share outstanding	$ 5.9375- $ 10.45	$ 5.9375- $ 10.45	$ 5.9375- $ 10.45

As of September 30, 2004 the outstanding options had a weighted average remaining contractual life of approximately 6.45 years and a weighted average exercise price of $8.64.

Restricted Shares

On March 24, 2003 the Board of Trustees adopted the BRT Incentive Plan, whereby a maximum of 350,000 shares of beneficial interest may be issued in the form of options or restricted shares to the Trust's officers, employees, trustees and consultants of the Trust.

During the year ended September 30, 2004 and September 30, 2003 the Trust issued 30,230 and 28,800 restricted shares under the Plan, respectively. The shares vest five years from the date of issuance and under certain circumstances may vest earlier. For accounting purposes, the restricted stock is not included in the outstanding shares shown on the balance sheet until they vest. The Trust records compensation expense under APB 25 over the vesting period, measuring the compensation cost based on the market value of the shares on the date of grant. For the year ended September 30, 2004 and 2003, the Trust recognized $213 and $36 of compensation expense. Included in the 2004 expense is $40 related to the early vesting of 1,750 shares.

Changes in number of shares under the 2003 BRT Incentive Plan is shown below:

	Year Ended September 30, 2004	2003
Outstanding at beginning of period	28,800	-
Issued	30,230	28,800
Cancelled	200	-
Vested	1,750	-
Outstanding at end of period	57,080	28,800

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
Numerator for basic and diluted earnings per share:			
Net income	$ 12,002	$ 13,683	$ 12,586
Denominator:			
Denominator for basic earnings per share -weighted average shares	7,617,116	7,470,608	7,373,627
Effect of dilutive securities:			
Employee stock options	117,248	124,826	129,438
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	7,734,364	7,595,434	7,503,065
Basic earnings per share	$ 1.58	$ 1.83	$ 1.71
Diluted earnings per share	$ 1.55	$ 1.80	$ 1.68

Treasury Shares

During the fiscal year ended September 30, 2004 and September 30, 2003 no shares were purchased by the Trust.

During the fiscal year ended September 30, 2004, 92,688 treasury shares were issued in connection with the exercise of stock options and restricted stock issuance under the Trust's plans. In the fiscal year ended September 30, 2003, the Trust issued 112,188 Treasury shares in connection with the exercise of stock options under the Trust's existing stock option plan. As of September 30, 2004 the Trust owns 1,288,340 Treasury shares of beneficial interest at an aggregate cost of $11,100.

NOTE 9 – ADVISOR'S COMPENSATION AND CERTAIN TRANSACTIONS

Certain of the Trust's officers and trustees are also officers, directors and the shareholder of REIT Management Corp. ("REIT"), to which the Trust pays advisory fees for administrative services and investment advice. The agreement, which expires on December 31, 2008, provides that directors and officers of REIT may serve as trustees, officers and employees of the Trust, but shall not be compensated for services rendered in such latter capacities. Advisory fees are charged to operations at a rate of 1% on real estate loans and 1/2 of 1% on other invested assets. Advisory fees amounted to $1,444, $875 and $967 for the years ended September 30, 2004, 2003, and 2002, respectively. At September 30, 2004 $22 remains unpaid and is included in accounts payable on the consolidated balance sheet.

Borrowers may pay fees to REIT for services rendered in arranging, closing and restructuring loans by the Trust. These fees, which are allowed by the advisory agreement, on loans arranged on behalf of the Trust and which are paid directly by the borrower to REIT amounted to $2,029, $601 and $591 for the years ended September 30, 2004, 2003 and 2002 respectively.

REIT arranges for the management of certain properties for the Trust under renewable year-to-year agreements. Management fees, legal fees and leasing, selling and financing commissions incurred and reimbursed or owed to REIT or an other affiliated company for the years ended September 30, 2004, 2003 and 2002 aggregated $128, $92 and $95, respectively.

The Chairman of the Board of Trustees of the Trust holds a similar position in One Liberty Properties, Inc. a related party, is an executive officer of the managing general partner and was a general partner through July 1, 2001 of Gould Investors L.P. a related party.

Notes to Consolidated Financial Statements (Continued)

Effective July 1, 2001 Mr. Gould assigned his general partner interest to Gould General LLC, an entity of which he is the sole member. During the years ended September 30, 2004, 2003 and 2002, allocated general and administrative expenses charged to the Trust by Gould Investors L.P pursuant to a Shared Services Agreement. aggregated $754, $656 and $647, respectively. At September 30, 2004 $102 remains unpaid and is included in accounts payable on the consolidated balance sheet.

NOTE 10 – COMMITMENT

The Trust maintains a non-contributory defined contribution pension plan covering eligible employees and officers. Contributions by the Trust are made through a money purchase plan, based upon a percent of qualified employees' total salary as defined. Pension expense approximated $180, $168 and $163 during the years ended September 30, 2004, 2003 and 2002, respectively.

NOTE 11 – QUARTERLY FINANCIAL DATA (Unaudited)

	1st Quarter Oct.-Dec.	2nd Quarter Jan.-March	3rd Quarter April-June	4th Quarter July-Sept.	Total For Year
2004					
Revenues	$ 3,669	$ 4,599	$ 4,886	$ 5,429	$ 18,583
Income before equity in earnings of unconsolidated joint ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	1,951	2,346	1,724	2,920	8,941
Discontinued operations	591	-	559	111	1,261
Net income	3,294	3,251	2,309	3,148	12,002
Income per beneficial share					
Continuing operations	$ .36	$ .43	$ .23	$ .04	$ 1.41
Discontinued operations	.08	-	.07	.01	.17
Basic earnings per share	$ .44	$ .43	$ .30	$ .41	$ 1.58(a)
2003					
Revenues	$ 4,130	$ 3,514	$ 3,765	$ 3,395	$ 14,804
Income before equity in earnings of unconsolidated joint ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	2,588	2,038	2,108	1,682	8,416
Discontinued operations	195	-	200	104	499
Net income	2,836	2,205	4,754	3,888	13,683
Income per beneficial share					
Continuing operations	$ .35	$ .30	$ .60	$ .50	$ 1.76
Discontinued operations	.03	-	.03	.02	.07
Basic earnings per share	$ .38	$ .30	$ .63	$ .52	$ 1.83(a)

Per share earnings represent basic earnings per beneficial share.

(a) Calculated on weighted average shares outstanding for the fiscal year. May not foot due to rounding.

Report of Independent Auditors

To the Trustees and Shareholders

BRT Realty Trust

We have audited the accompanying consolidated balance sheets of BRT Realty Trust and Subsidiaries (the "Trust") as of September 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRT Realty Trust and Subsidiaries at September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York

December 8, 2004

Stock Price Ranges and Cash Distributions by Quarter

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 29.02	$ 29.35	$ 24.25	$ 22.38
September 30, 2004	Low	19.05	20.00	19.00	19.45
Cash Distribution per Share		.38	.45	.48	.48
Year Ended	High	$ 13.75	$ 14.10	$ 17.50	$ 19.49
September 30, 2003	Low	12.40	13.10	13.65	15.40
Cash Distribution per Share		.30	.30	.34	.36

FINANCIAL HIGHLIGHTS

(Dollar Amounts in Thousands Except Per Share Amounts)

	Year Ended September 30,				
	2004	2003	2002	2001	2000
OPERATING STATEMENT DATA:					
Revenues	$ 18,583	$ 14,804	$ 17,398	$ 13,916	$ 10,260
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	8,941	8,416	11,246	7,750	5,064
Net income	12,002	13,683	12,586	10,586	7,635
Calculation of net income applicable to common shareholders:					
Net income applicable to common shareholders	12,002	13,683	12,586	10,586	7,635
Income per share of beneficial interest:					
Basic	1.58	1.83	1.71	1.47	1.07
Diluted	1.55	1.80	1.68	1.45	1.05
Weighted average number of common shares:					
Basic	7,617,116	7,470,608	7,373,627	7,221,373	7,165,875
Diluted	7,734,364	7,595,434	7,503,065	7,327,174	7,253,227

	September 30,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Total assets	$ 198,005	$ 139,002	$ 134,931	$ 100,016	$ 88,456
Earning real estate loans (a)	132,229	63,733	84,112	67,513	40,413
Non-earning real estate loans (a)	3,096	3,145	415	415	3,250
Real estate assets (a)	14,005	13,391	13,529	13,708	12,325
Borrowed funds	53,862	4,755	14,745	2,101	88
Mortgage payable	2,609	2,680	2,745	2,804	-
Shareholders' equity	132,063	125,932	114,291	101,872	85,147
Cash distributions per share (b)	$ 1.79	$ 1.30	$ 1.04	$ 0.44	-

NOTES:

(a) Earning and non-earning loans and real estate assets are presented without deduction of the related allowance for possible losses or valuation allowance.

(b) There were no distributions paid in the year ended September 30, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

We are primarily engaged in the business of originating and holding for investment senior and junior real estate mortgages secured by real property. Our investment policy emphasizes short-term mortgage loans. We also purchase senior and junior participations in short term mortgage loans and originate participating mortgage loans and loans to joint ventures in which we are an equity participant. From time to time we participate out senior, junior or pari passu positions in mortgage loans originated by us. Repayments of real estate loans in the amount of $127,696,000 are due during the twelve months ending September 30, 2005, including $3,096,000 due on demand. The availability of mortgage financing secured by real property and the market for selling real estate is cyclical. Since these are the principal sources for the generation of funds by our borrowers to repay our outstanding real estate loans, we cannot project the portion of loans maturing during the next twelve months which will be paid or the portion of loans which will be extended for a fixed term or on a month to month basis.

We maintain a revolving credit facility with North Fork Bank. The facility provides for borrowings up to $60,000,000, but no greater than 65% of qualified first mortgage loans pledged to North Fork Bank. We had $43,050,000 outstanding under this line as of September 30, 2004 and $11,312,000 of unused availability under this line as of September 30, 2004. We also have the ability to borrow on margin, using the shares we own in Entertainment Properties Trust, or EPR, as collateral. At September 30, 2004, there was $10,812,000 outstanding of the approximately $13,625,000 available under this facility. If the value of the EPR shares were to decline, the available funds under the margin credit line might decline and we could be required to repay a portion or all of the margin loan.

During the twelve months ended September 30, 2004, we generated cash of $11,226,000 from operating activities, $3,384,000 from the sale of securities, $94,511,000 from collections from real estate loans and $68,630,000 from the sale of participations in loans originated by us. These funds, in addition to cash on hand and funds borrowed under our revolving credit facility and our margin line of credit, were used primarily to fund real estate loan originations of $231,588,000, and to pay cash distributions to shareholders in the amount of $12,714,000.

We will satisfy our liquidity needs in the year ending September 30, 2005 from cash and cash investments on hand, the credit facility with North Fork Bank, the availability in our margin account collateralized by the EPR shares, interest and principal payments received on outstanding real estate loans, and net cash flow generated from the operation and sale of real estate assets.

Results of Operations

General

Our primary business operations involves the origination and servicing of mortgage loans. Our profitability in any year is most affected by the principal amount of loans originated during any such year, the type of loans originated and the payoff and pay down of outstanding mortgage loans during such year. These factors determine to a significant extent the interest income and fee income earned during such year. We cannot project the principal amount or type of loans which will be originated in any year or those loan applications submitted to us which will be approved by our loan committee or Board of Trustees, as is applicable, nor can we project the rate of payoff or pay down against our loan portfolio in any year. As noted in the discussion below, the 2004 fiscal year reflects an increase in interest and fee income compared to the 2003 fiscal year and the 2003 fiscal year reflects a decrease in interest and fee income, compared to the 2002 fiscal year. The primary components of these changes is a result of loan originations, including the type of loans originated, and loan payoffs and pay downs.

We cannot project nor have we ascertained any trends in our business other than that our loan originations have been more national in scope and our loan applications and loan originations have been for larger principal amounts. Both of these factors we attribute to the increase in our advertising and marketing activities.

2004 vs. 2003

Interest and fees on loans increased to $13,913,000 for the year ended September 30, 2004, as compared to $9,813,000 for the year ended September 30, 2003, an increase of $4,100,000 or 42%. During the current fiscal year we experienced an increase in the volume of loan originations that caused the average balance of loans outstanding to increase to $107,300,000 in the current fiscal year from $67,145,000. This resulted in an increase in interest income of $4,410,000. Also contributing to an increase in interest income was the receipt of $461,000 of interest in excess of the stated rate on four loans that went into default during the year but have since been returned to performing. Offsetting these increases was a decline in the interest rate earned on the portfolio. The average rate earned on the loan portfolio declined 95 basis points from 11.82% in the prior fiscal year to 10.87% in the current fiscal year. This resulted in a $680,000 decline in interest income. Also, in the prior fiscal year, we recognized $105,000 of interest income on the payoff of a loan that was previously recorded as non performing. We recognized an increase of $300,000 in fee income in 2004, which is consistent with the increased loan volume experienced during the period. However this increase was offset by the collection of $286,000 in fees in the prior fiscal year that were due upon the payoff of two loans.

Other, primarily investment income, declined $291,000, or 11%, from $2,667,000 in the fiscal year ended September 30, 2003 to $2,376,000 in the fiscal year ended September 30, 2004. During the first half of the current fiscal year and the last half of the prior fiscal year, we sold shares of Entertainment Properties Trust and various other securities which resulted in a decline of $405,000 of dividend income. Offsetting this decline was an 11% increase, from $1.975 to $2.1875, in the dividend paid on our remaining shares of EPR which accounted for an increase of $224,000. The remaining $110,000 decline in investment income was the result of the sale of miscellaneous securities and reduction in the amount of funds available for investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Interest expense on borrowed funds increased to $1,351,000 in the fiscal year ended September 30, 2004 from $270,000 in the fiscal year ended September 30, 2003. This increase of $1,081,000, or 400%, is due to an increase in the average balance of borrowed funds outstanding, which increased $ 24,453,000 from $3,670,000 in the prior fiscal year to $28,123,000 in the current fiscal year. This caused an increase in interest expense of $1,203,000. This increase was offset by a decline in the average rate paid on borrowings from 7.24% to 4.74%. The average interest rate includes a .3% fee to maintain a margin account secured by the shares we own in Entertainment Properties Trust and is based on the value of the assets in the account.

The fee paid to REIT Management Corp. (the "Advisor's" fee), which is calculated pursuant to agreement and is based on invested assets, increased $ 569,000, or 65%, in the fiscal year ended September 30, 2004 to $ 1,444,000 from $875,000 in the fiscal year ended September 30, 2003. During the current fiscal year, we experienced a larger outstanding balance of invested assets, primarily loans, thereby causing an increase in the fee.

General and administrative expenses increased to $ 3,828,000 in the fiscal year ended September 30, 2004 from $3,063,000 in the fiscal year ended September 30, 2003. This increase of $765,000, or 25%, was the result of several factors. Payroll and payroll related expenses increased $417,000, as a result of staff additions, increased commissions paid to loan originators and restricted stock amortization. There was also a $98,000 increase in expenses allocated to us, primarily legal and accounting expenses, pursuant to a Shared Services Agreement among us and related entities. Legal expenses also increased $167,000 a result of three foreclosure actions that we have pending and legal fees incurred in connection with the organization of a "de novo" bank as a taxable REIT subsidiary. We have decided not to pursue the banking activity at this time. The remaining increase in expense of $83,000 was due to higher operating expenses in several categories, none of which was significant.

Other taxes decreased $18,000, or 4%, to $480,000 for the fiscal year ended September 30, 2004 from $ 498,000 in the fiscal year ended September 30, 2003. The decrease is the result of a $90,000 reduction in the amount of excise tax recorded. During the current year we increased the dividend paid to shareholders. By paying to our shareholders more of our earnings within the prescribed time frame, we reduced the excise tax payment. The excise tax is based on taxable income that has been generated but not yet distributed. This was offset by the payment of $116,000 in federal income taxes in the current fiscal year on earnings that were not distributed to shareholders. The remaining decline of $ 44,000 is due to a reduction in the amount of state franchise taxes paid in the current fiscal year.

Operating expenses relating to real estate increased $856,000, or 63%, from $1,355,000 in the fiscal year ended September 30, 2003 to $2,211,000 in the fiscal year ended September 30, 2004. The increase is the result of legal fees and other expenses incurred in defending a lawsuit relating to a property previously owned by us. This lawsuit was resolved in June 2004.

Equity in earnings of unconsolidated joint ventures decreased $277,000, or 58%, from $479,000 in the fiscal year ended September 30, 2003 to $202,000 in the fiscal year ended September 30, 2004. This decrease resulted from the sale in the prior year of a cooperative unit by one venture and the sale of a parcel of vacant land by a second venture. There were no similar sales in the current fiscal year.

Gain on sale of available-for-sale securities declined $2,691,000, or 62%, from $4,332,000 in the fiscal year ended September 30, 2003 to $1,641,000 in the fiscal year ended September 30, 2004. In the current fiscal year we sold 58,550 shares of Atlantic Liberty Financial and 61,300 shares of Entertainment Properties Trust and other miscellaneous securities which resulted in net proceeds of $3,384,000 and had a cost basis of $1,743,000. In the prior fiscal year we sold 260,800 shares of Entertainment Properties Trust and other miscellaneous securities which resulted in net proceeds of $8,047,000 and had a cost basis of $3,715,000.

For the fiscal year ended September 30, 2004 gain on sale of real estate assets increased to $1,261,000 from $499,000 in the fiscal year ended September 30, 2003. In the current fiscal year the gain resulted from the sale of one condominium and four cooperative apartment units. In the prior fiscal year the gain was the result of the sale of two cooperative apartment units.

2003 vs. 2002

Interest and fees on loans decreased to $9,813,000 for the year ended September 30, 2003 as compared to $11,897,000 for the year ended September 30, 2002. This decrease of $ 2,084,000, or 18%, was the result of several factors. In the current fiscal year, the average balance of loans declined $1,220,000 to $67,145,000 from $68,368,000 in the prior fiscal year. This caused a decrease of $147,000 in interest income. The average rate earned on the loan portfolio declined 31 basis points to 11.82% as compared to 12.13% earned on the portfolio in the fiscal year ended September 30, 2002. This decline caused interest income to decline by $213,000. In the prior fiscal year, four participating loans were paid off resulting in additional income and fees of $ 2,114,000 in the fiscal year ended September 30, 2002. Offsetting these declines was the collection of interest income in the amount of $105,000 in the current fiscal year from a loan that was previously recorded as non performing. Fee income also increased $ 286,000 in the current fiscal year, primarily because of the collection of fees that were due upon the payoff of two loans.

The fiscal year ended September 30, 2002 was favorably affected by $500,000 recognized from the recovery of a previously provided allowance related to a loan that was previously impaired and was paid off in full in 2002. There was no comparable revenue item in the current fiscal year.

Other, primarily investment income, declined $ 65,000, or 2%, from $2,732,000 in the fiscal year ended September 30, 2002 to $2,667,000 in the fiscal year ended September 30, 2003. The decline was primarily caused by a decrease in the amount of dividends received on our REIT securities caused by our sale of REIT securities during the 2003 fiscal year.

Interest expense on borrowed funds increased to $270,000 in the fiscal year ended September 30, 2003 from $227,000 in the fiscal year ended September 30, 2002. This increase of $43,000, or 19%, is due to an increase in the average rate paid for borrowings from 5.86% in the 2002 fiscal year to 7.24% in the 2003 fiscal year. The average interest rate includes a 0.3% fee to maintain a margin account secured by the shares we own in Entertainment Properties Trust and is based on the value of the assets in the account, which appreciated in value during the 2003 fiscal year.

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, decreased $92,000, or 10%, in the fiscal year ended September 30, 2003 to $875,000 from $967,000 in the fiscal year ended September 30, 2002. During this period, we experienced a lower outstanding balance of invested assets thereby causing a decrease in the fee.

General and administrative expenses increased to $3,063,000 in the fiscal year ended September 30, 2003, from $2,911,000 in the fiscal year ended September 30, 2002. This increase of $ 152,000, or 5%, is primarily the result of increases in payroll and payroll related expenses which increased $110,000 from the prior year. In addition professional fees increased by approximately $29,000 from the 2002 fiscal year.

Other taxes increased by 10% to $498,000 for the fiscal year ended September 30, 2003 from $452,000 in the fiscal year ended September 30, 2002. The increase of $46,000 in the current fiscal year is the result of an increase in the federal excise tax, which is based on taxable income that was generated but not yet distributed.

Operating expenses relating to real estate increased $100,000, or 8%, from $ 1,255,000 in the fiscal year ended September 30, 2002 to $1,355,000 in the fiscal year ended September 30, 2003. In the current fiscal year we experienced higher legal expenses relating to a property that we acquired in foreclosure in a prior fiscal year, increased insurance expense and increased common area maintenance charges.

Equity in earnings of unconsolidated real estate ventures declined $95,000, or 17%, to $479,000 in the fiscal year ended September 30, 2003 from $574,000 in the fiscal year ended September 30, 2002. In the current fiscal year one of our joint ventures wrote off expenses relating to a terminated development project. Additionally, several of our joint ventures have seen modest declines in income due to declines in occupancy and rental rates. Offsetting these declines was an increase that resulted from reduced lease payments on a ground lease position held by a joint venture as ground lessee.

Gain on the sale of real estate assets decreased $308,000, or 38%, in the fiscal year ended September 30, 2003. In the current fiscal year we recognized gains of $499,000 from the sale of cooperative apartment units. In the prior fiscal year we recognized gains of $807,000 from the sale of a parcel of unimproved land that we previously acquired in foreclosure and from the sale of a cooperative apartment unit.

Gain on the sale of available-for-sale securities was $4,332,000 in the fiscal year ended September 30, 2003. This gain resulted from the sale of several real estate investment trust securities, including the sale of 260,800 shares of Entertainment Properties Trust. There were no securities sales in the fiscal year ended September 30, 2002.

Quantitative and Qualitative Disclosure About Market Risk

Our primary component of market risk is interest rate sensitivity. Our interest income and to a lesser extent our interest expense are subject to changes in interest rates. We seek to minimize these risks by originating loans that are indexed to the prime rate, with a stated minimum interest rate, and borrowing, when necessary, from our available credit line which is also indexed to the prime rate. At September 30, 2004, approximately 87% of our portfolio was comprised of variable rate loans tied primarily to the prime rate. Changes in the prime interest rate would affect our net interest income accordingly. When determining interest rate sensitivity, we assume that any change in interest rates is immediate and that the interest rate sensitive assets and liabilities existing at the beginning of the period remain constant over the period being measured. We assessed the market risk for our variable rate mortgage receivables and variable rate debt and believe that a one percent increase in interest rates would cause an increase of income before taxes of $527,000 and a one percent decline in interest rates would cause an increase of income before taxes of approximately $37,000. In addition, we originate loans with short maturities and maintain a strong capital position. As of September 30, 2004, a majority of our loan portfolio was secured primarily by properties located in the New York metropolitan area, including New Jersey and Connecticut, in Tennessee, and in Florida and it is therefore subject to risks associated with the economies of these localities.

Disclosure of Contractual Obligations

The following table sets forth as of September 30, 2004 our known contractual obligations:

	Payment due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$ 2,609,000	$ 77,000	$ 175,000	$ 209,000	$ 2,148,000
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligation	$ 1,340,000	$ 114,000	$ 200,000	156,000	870,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on	-	-	-	-	-
Company Balance Sheet Under GAAP	-	-	-	-	-
Total	$ 3,949,000	$ 191,000	$ 375,000	$ 365,000	$ 3,018,000

Board of Trustees and Officers

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

AUDITORS
Ernst & Young LLP
5 Times Square
New York, New York 10036

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021, or by accessing the Trust's website.

COMMON SHARES
The Company's common shares are listed on the New York Stock Exchange under the ticker symbol BRT.

WEB SITE ADDRESS
www.BRTRealty.com



60 CUTTER MILL ROAD
GREAT NECK, NY 11021